SunCoke Energy Partners, L.P.

Q1 2014 Earnings

Conference Call

April 24, 2014

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-194213 April 23, 2014

Forward-Looking Statements

This slide presentation should be reviewed in conjunction with the First Quarter 2014 earnings releases of SunCoke Energy Partners, L.P. (SXCP) and the conference call held on April 24, 2014 at 9:00 a.m. ET.

Some of the information included in this presentation constitutes “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this presentation that express opinions, expectations, beliefs, plans, objectives, assumptions or projections with respect to anticipated future performance of SunCoke or the Partnership, in contrast with statements of historical facts, are forward-looking statements. Such forward-looking statements are based on management’s beliefs and assumptions and on information currently available. Forward-looking statements include information concerning possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,”

“plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions.

Although management believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements made in this presentation are reasonable, no assurance can be given that these plans, intentions or expectations will be achieved when anticipated or at all. Moreover, such statements are subject to a number of assumptions, risks and uncertainties. Many of these risks are beyond the control of SunCoke and the Partnership, and may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Each of SunCoke and the Partnership has included in its filings with the Securities and Exchange Commission cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. For more information concerning these factors, see the Securities and Exchange Commission filings of SunCoke and the Partnership. All forward-looking statements included in this presentation are expressly qualified in their entirety by such cautionary statements. Although forward-looking statements are based on current beliefs and expectations, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date hereof. SunCoke and the Partnership do not have any intention or obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events or after the date of this presentation, except as required by applicable law.

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided in the Appendix at the end of the presentation. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided in the Appendix.

Freewriting Prospectus

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at wwww.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Wells Fargo Securities, LLC at 1-800-326-5897, Goldman, Sachs & Co. at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

SXCP Q1 2014 Earnings Call

Q1 2014 Highlights

Solid Performance in Tough Quarter

Weather impacted coke production, yields and costs ~$4M

Higher KRT volumes driven by spot thermal demand, offset by weather impact of ~$2M

Cash Distribution up to $0.50/unit

Delivered 21% increase in per unit cash distribution rate over minimum quarterly distribution since IPO

Despite challenging quarter, achieved 1.04x cash coverage ratio on increased distribution per unit

Expect First Dropdown to Drive ~7-8% Accretion

Increasing ownership interest in Haverhill & Middletown by 33% to 98%

Total consideration of $365 million, represents ~8.3x EBITDA multiple

Expect to close in May

SXCP Q1 2014 Earnings Call

Proposed Dropdown Transaction[1]



SunCoke Energy™
Middletown (33% interest)
Haverhill (33% interest)
$365M total consideration
SXCP™
SXCPartners

Immediately Accretive Transaction

- Expected to contribute ~$44M to Adj. EBITDA, net of $5M in incremental corporate costs
- Anticipate ~$23M lift to distributable cash flow, or ~$0.17 per L.P. unit

$365M Consideration Includes

- ~$80M common units and ~$3M GP interest
- Assume and paydown ~$271M of SXC debt
- Cash of ~$3M and ~$7M retained to pre-fund environmental project

Financing Actions

- Expect public offering of ~$80M common units
- Plan to raise ~$260M via debt issuance
- Plan to use excess proceeds to pay ~$40M on revolver balance and fees

(1) Subject to customary closing conditions—anticipate May '14 close.

SXC Q1 2014 Earnings Call
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Q1 2014 Financial Results

Adjusted EBITDA(1) & Net Income

($ in millions)

Adj. EBITDA Net Income

$41.3 $23.7 $23.1

$36.0

$14.8 $12.4 $11.0 $9.9

$26.5 $23.6 $12.7 $13.2

1Q13(2) 1Q14 1Q13 (2) 1Q14

Attributable to SXCP Attributable to SXC

Distributable Cash Flow & Coverage Ratio

($ in millions, except coverage ratio)

Distributable Cash

Cash Flow Coverage Ratio

$22.0 1.66x

$16.9 1.04x

1Q13 (2) 1Q14 1Q13(2) 1Q14

(1) For a definition and reconciliation of Adjusted EBITDA, please see appendix.

(2) Proforma assuming closing of SXCP IPO effective January 1, 2013.

Adj. EBITDA of $36.0M reflects

– Cokemaking down ~$7M on volume, yield and cost impact of weather vs. strong prior year performance

– Coal Logistics added $2.1M despite

~$2M weather impact

Net Income of $23.1M with $13.2M attributable to SXCP

– Benefited from lower tax and interest expense vs. prior year

Distributable cash flow totaled $16.9M or $0.52 per L.P. unit

– 1.04x cash coverage ratio despite Q1 challenges and 5% distribution increase

SXCP Q1 2014 Earnings Call

Distribution per Unit

Expect to increase Q2 cash distribution per unit 3% with additional increases expected as year progresses

Distribution per Unit

($/unit)

+21% +3%

Minimum

quarterly

distribution

$0.4125

$0.4750 $0.50 $0.5150

$0.4225 $0.4325

$0.3071

May ’13(1) Aug ’13 Nov ’13 Feb ’14 May ’14 Aug ’14E

(1) Reflects proration of minimum quarterly distribution rate for the January 23, 2013 closing of the SXCP IPO

Increased Q1 cash distribution per unit 5.3% to $0.50/unit

4th consecutive quarterly increase

Target 3% increase for Q2 cash distribution to $0.5150/unit

Expect dropdown to support potential additional ~5% increase in 2014

SXCP Q1 2014 Earnings Call

Liquidity Position

Maintained solid liquidity and revolver capacity of $109M in a challenging quarter

$9.7

($18.2 )

$23.1

($14.2) ($ 8.8M) to SXC

($ 6.4M) to SXCP

($ 12.6M) Acct. public holders

payable: timing of

coal purchases($12.3)

($ 9.0M) Acct.

receivables

($ 15.2)

$46.3 ($4.0M) Ongoing

($10.2M) Environmental

$ 19.2

Q4 2013 Q1 2014 Depr. & Working Capex Distribution Cash Q1 2014

Cash Net Income Amort. Capital to SXC for Distribution Cash

Balance Changes/ 35% interest to unitholders Balance

Other

SXCP Q1 2014 Earnings Call

2014 Outlook

2014 guidance unchanged—plan to update after expected May closing of dropdown transaction

Original 2014

Outlook

($ in millions, except per unit data) Low High

Adjusted EBITDA attributable to SXCP(1) $105 $112

Less:

Ongoing capital expenditures (SXCP share) $12 $12

Accrual for replacement capital expenditures $4 $4

Cash interest $15 $15

Estimated Distributable Cash Flow $74 $81

Total unit cash coverage ratio(2) 1.14x 1.25x

Coke Operating Performance (100% basis)

Coke Sales Tons (thousands) 1,760 1,800

Coal Logistics Operating Performance

Coal Tons Handled (thousands) 16,900 20,300

(1) Adjusted EBITDA equals SXCP’s 65% interest in Haverhill and Middletown’s Adjusted EBITDA and

100% Coal Logistics Adjusted EBITDA.

(2) Total unit coverage ratio is estimated distributable cash flow divided by total estimated distributions to the limited and general partners based on current units outstanding and assuming a $0.50 per unit per quarter, or $2.00 per unit per annum.

SXCP Q1 2014 Earnings Call

Investor Relations: 630-824-1987 www.sxcpartners.com

APPENDIX

SXCP Q1 2014 Earnings Call

Definitions

Adjusted EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) adjusted for sales discounts and the interest, taxes, depreciation, depletion and amortization attributable to our equity method investment. EBITDA reflects sales discounts included as a reduction in sales and other operating revenue. The sales discounts represent the sharing with customers of a portion of nonconventional fuel tax credits, which reduce our income tax expense. However, we believe our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit that is not included in EBITDA. Accordingly, in computing Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also includes EBITDA attributable to our equity method investment. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance of the Company’s net assets and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance. Adjusted EBITDA is a measure of operating performance that is not defined by GAAP, does not represent and should not be considered a substitute for net income as determined in accordance with GAAP. Calculations of Adjusted EBITDA may not be comparable to those reported by other companies.

EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization.

Adjusted EBITDA attributable to SXC/SXCP equals Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests.

Adjusted EBITDA/Ton represents Adjusted EBITDA divided by tons sold.

SXCP Q1 2014 Earnings Call

Definitions

Distributable Cash Flow equals Adjusted EBITDA less net cash paid for interest expense, on-going capital expenditures, accruals for replacement capital expenditures, and cash distributions to noncontrolling interests; plus amounts received under the Omnibus Agreement and acquisition expenses deemed to be Expansion Capital under our Partnership Agreement. Distributable Cash Flow is a non-GAAP supplemental financial measure that management and external users of the Partnership’s financial statements, such as industry analysts, investors, lenders and rating agencies use to assess:

the Partnership’s operating performance as compared to other publicly traded partnerships, without regard to historical cost basis; the ability of the Partnership’s assets to generate sufficient cash flow to make distributions to the Partnership’s unitholders; the Partnership’s ability to incur and service debt and fund capital expenditures; and the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

The Partnership believes that Distributable Cash Flow provides useful information to investors in assessing the Partnership’s financial condition and results of operations. Distributable Cash Flow should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). Distributable Cash Flow has important limitations as an analytical tool because it excludes some, but not all, items that affect net income and net cash provided by operating activities and used in investing activities.

Additionally, because Distributable Cash Flow may be defined differently by other companies in the industry, the Partnership’s definition of Distributable Cash Flow may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Ongoing capital expenditures (“capex”) are capital expenditures made to maintain the existing operating capacity of our assets and/or to extend their useful lives. Ongoing capex also includes new equipment that improves the efficiency, reliability or effectiveness of existing assets. Ongoing capex does not include normal repairs and maintenance, which are expensed as incurred, or significant capital expenditures. For purposes of calculating distributable cash flow, the portion of ongoing capex attributable to SXCP is used.

Replacement capital expenditures (“capex”) represents an annual accrual necessary to fund SXCP’s share of the estimated costs to replace or rebuild our facilities at the end of their working lives. This accrual is estimated based on the average quarterly anticipated replacement capital that we expect to incur over the long term to replace our major capital assets at the end of their working lives. The replacement capex accrual estimate will be subject to review and prospective change by SXCP’s general partner at least annually and whenever an event occurs that causes a material adjustment of replacement capex, provided such change is approved by our conflicts committee.

SXCP Q1 2014 Earnings Call

Capital Expenditures & Investments

SXCP

($ in millions) 2014E

On-Going $ 17

Environmental Remediation $ 38 Prefunded from IPO proceeds

Expansion -

Total CapEx $ 55

Investments -

Total CapEx & Investments $ 55

SXCP Q1 2014 Earnings Call

Adjusted EBITDA and Distributable Cash Flow Reconciliations

SXCP™

($ in Millions)	As Reported Q1'13	Proforma[1] Adj.	Proforma[1] Q1'13	As Reported Q2'13	As Reported Q3'13	As Reported Q4'13	As Reported FY'13	Proforma[1] FY'13	As Reported Q1'14
Net cash provided by operating activities	$ 5.7	$ (0.2)	$ 5.5	$ 38.0	$ 26.0	$ 60.6	$ 130.3	$ 130.1	$ 14.6
Depreciation and amortization expense	(7.6)		(7.6)	(7.6)	(8.3)	(9.5)	(33.0)	(33.0)	(9.7)
Changes in working capital and other	25.8		25.8	(4.0)	6.8	(23.0)	5.6	5.6	18.2
Net income	$ 23.9	$ (0.2)	$ 23.7	$ 26.4	$ 24.5	$ 28.1	$ 102.9	$ 102.7	$ 23.1
Add:									
Depreciation and amortization expense	7.6		7.6	7.6	8.3	9.5	33.0	33.0	9.7
Interest expense, net	6.7		6.7	2.8	2.8	3.1	15.4	15.4	2.9
Income tax expense	3.9		3.9	0.2	0.1	0.3	4.5	4.5	0.3
Sales discounts	(0.6)		(0.6)	-	-	-	(0.6)	(0.6)	-
Adjusted EBITDA	$ 41.5	$ (0.2)	$ 41.3	$ 37.0	$ 35.7	$ 41.0	$ 155.2	$ 155.0	$ 36.0
Adjusted EBITDA attributable to NCI	(11.4)	(3.4)	(14.8)	(13.3)	(13.6)	(13.4)	(51.7)	(55.1)	(12.4)
Adjusted EBITDA attributable to Predecessor/SXCP	$ 30.1	$ (3.6)	$ 26.5	$ 23.7	$ 22.1	$ 27.6	$ 103.5	$ 99.9	$ 23.6
Less:									
Ongoing capex (SXCP share)	(0.7)		(0.7)	(1.2)	(2.2)	(5.0)	(9.1)	(9.1)	(2.7)
Replacement capex accrual	(0.9)		(0.9)	(0.9)	(0.9)	(0.9)	(3.7)	(3.7)	(0.9)
Cash interest accrual	(2.9)		(2.9)	(2.9)	(2.9)	(3.1)	(11.8)	(11.8)	(3.1)
Make whole payment	-		-	-	0.6	0.3	0.9	0.9	-
Payment to DTE Energy Corporation in connection with the Lake Terminal acquisition	-		-	-	1.8	-	1.8	1.8	-
Distributable cash flow	$ 25.6	$ (3.6)	$ 22.0	$ 18.7	$ 18.5	$ 18.9	$ 81.6	$ 78.0	$ 16.9
Quarterly Cash Distribution	13.2		13.2	13.5	13.9	15.2	55.8	60.8	16.2[2]
Distribution Cash Coverage Ratio	1.94x		1.66x	1.38x	1.33x	1.24x	1.46x	1.28x	1.04x[3]

FY 2014 Guidance

($ in Millions)	Low	High
Net income	$ 99	$ 112
Depreciation and amortization expense	43	41
Interest expense, net	13	12
Income tax expense	-	1
Sales discounts	-	-
Adjusted EBITDA	$ 155	$ 166
Adjusted EBITDA attributable to NCI	(50)	(54)
Adjusted EBITDA attributable to Predecessor/SXCP	$ 105	$ 112
Ongoing capex (SXCP share)	(12)	(12)
Replacement capex accrual	(4)	(4)
Cash interest accrual	(15)	(15)
Make whole payment	-	-
Payment to DTE Energy Corporation in connection with the Lake Terminal acquisition	-	-
Distributable cash flow	$ 74	$ 81

(1) Proforma assuming closing of SXCP IPO effective January 1, 2013.
(2) Based on quarterly distribution amount of $0.50/unit and current units outstanding.
(3) Distribution coverage ratio is distributable cash flow divided by total estimated distributions to the limited and general partners based on current units outstanding and assuming a $0.50 per unit quarterly rate, or $2.00 per annum.

SXCP Q1 2014 Earnings Call

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